Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Chicago Board of Trade

Chicago Board of Trade

日経平均
10441.

CBOT/CME: A Combination to Compete Successfully in the Global Marketplace June 25, 2007 Presentation to Members

JUNE 2007
Certain statements in this presentation may contain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,”
“believes,” “estimates,” “predicts,” “potential” or “continue”. These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements. Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation. The factors that may affect our performance may be found in the joint proxy statement/prospectus described below and the Annual
Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange
Commission (“SEC”). These filings can be obtained at the SEC’s website at
www.sec.gov.
We undertake no obligation to
publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Important Merger Information
In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings
Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS
IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov).
Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.
CBOT and its respective directors and executive officers and other members of management and employees and other
CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the
SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward Looking Statements

Discussion Overview
CME/CBOT Strategic Rationale
CME/CBOT Merger Enhancements
Transaction Summary
One-Time Dividend
Exercise Rights and Member Rights
Stock Valuation
Risks Associated with ICE Proposal
Summary

The right to continue as a class member in the CBOE lawsuit with all of its substantial upside recovery potential and a guarantee, even if the lawsuit is lost, of up to a $250,000 payment; OR
For members who do not want to pursue the lawsuit, the right to sell their Exercise Right
Privilege to the corporation for $250,000 payable following the closing of the merger
Cap removed on CBOE Exercise Rights litigation
Exercise Rights:
Mid-2007 (subject to shareholder and CBOT member approvals), Regulatory approval has been received
Anticipated Closing:
Accretive to earnings of the combined company on a cash basis within 12 months and on a GAAP basis within 12-18 months after the closing
Expected Accretion:
Terrence A. Duffy, Executive Chairman; Charles P. Carey, Vice-Chairman; Craig S.
Donohue, CEO
Management:
For each CBOT share, shareholders will receive 0.3500 CME shares
All stock transaction; cash election eliminated
Consideration:
All CBOT stockholders would receive a cash dividend of $9.14 per share of Class A common stock if the CBOT/CME merger closes
Dividend:
30 Directors to include 20 Directors from CME and 10 Directors from CBOT until 2012
Board of Directors:
CME Shareholders:   65.4%
CBOT Shareholders: 34.6%
Pro Forma Ownership:
Transaction Summary

One-Time Dividend Payment
All CBOT stockholders would receive a cash dividend of
$9.14 per share of Class A common stock if the
CBOT/CME merger closes
The CBOT Holdings Board will set and announce a record date prior to the July
9th vote
If you own the stock as of the record date, you would be entitled to the dividend
Full members with 27,338 shares would receive
approximately $250,000
The dividend would be paid immediately prior to the
closing of the merger

ERP Guarantee
The $15 million cap on the Delaware litigation has been eliminated
Exercise Right holders will have the option to:
OPTION 1: cash out
shortly after the merger closes
by selling your exercise right to the CBOT
OR
OPTION 2: stay in the litigation, in which case the
CBOT will guarantee a minimum value for your
exercise right
Unlike the ICE/CBOE proposal, this does not need approval of CBOE members, or the court or the plaintiff class in the litigation

ERP Guarantee – Option 1 – Cash Out
If you held a Series B-1 membership and an exercise right as of
May 29, 2007, the record date for the merger vote, and you want to cash out:
The CBOT will buy your exercise right for approximately
$250,000
So B-1 members with 27,338 shares could get a total of $500,000 in cash shortly after the closing from the dividend and the sale of the exercise right
The ICE/CBOE proposal, by contrast, would require the approval of CBOE members, and the court and the class plaintiff in the CBOE litigation, creating significant uncertainty regarding if or when the ICE/CBOE Exercise Right consideration would be paid
You don’t need to own 27,338 shares to take advantage of this option
You have 45 days after the closing of the merger to decide
whether to sell your exercise right
If you want to sell, you simply need to complete a short
assignment agreement and send it to the CBOT within the 45 day offer period
If you sell, you would be paid within 30 days after the end of the offer period

ERP Guarantee – Option 2 – Stay in the Litigation
If you want to remain in the litigation:
The CBOT will guarantee that class members receive no less
than $250,000 in value for their exercise right
If class members receive less than $250,000 in value, the CBOT would pay the difference in cash to each class member
If class members don’t receive anything, the CBOT would pay approximately $250,000 in cash to each class member
This option preserves the opportunity to get substantially more if we are successful in the litigation, where we are seeking equal treatment for exercise right holders in the CBOE’s
demutualization
Currently, to qualify as a class member you must own all three parts (a Series B-1 membership, an Exercise Right and 27,338 shares of stock)

Exercise Rights
Exercise right holders represented as a class by separate
counsel in Delaware litigation
The ICE/CBOE proposal would require the approval of
the court and the class plaintiff in the Delaware litigation
In Delaware litigation we are seeking equal treatment of
CBOT Eligible Full Members in CBOE’s demutualization
The CME agreement requires combined company to
pursue the CBOE litigation
The cap of $15 million on CBOE litigation costs
eliminated

Exercise Rights
Our position that the conditions of the 1992 Agreement
are satisfied in connection with the CME merger is well
founded
The surviving entity is an exchange (CBOT will continue to exist as an exchange after the merger)
CBOT full members will be granted membership in the surviving entity (holders of CBOT Series B-1 memberships immediately
prior to the merger will continue to hold those memberships after the merger)
That membership will entitle the holder to have full trading rights and privileges in all products then or thereafter traded on the survivor (holders of CBOT Series B-1 memberships will have the right to trade all new products first introduced on either exchange after the closing of the merger)

Member Rights Better Protected Under CME Agreement
CBOT designates individuals to serve as CBOT directors on
combined company’s board extended until 2012
Until 2012, rule changes that would impair business opportunities (i.e.
member fee preferences) of CBOT members would need approval by committee that includes majority of CBOT directors  (a 3 year extension of this member rights protection compared to prior CME agreement)
Agreement with CME gives CBOT B-1 members right to trade all new products traded at either CBOT or CME
The right to trade new products under ICE proposal limited to new U.S. grain,
U.S. interest rate, and U.S. equity indices products (and excluded Russell and
NYSE products)
CME Has History of Protecting Core Rights and Membership Rights
CME has a proven track record of continuing member fee
preferences and thereby enhancing value of CME B membership
(currently at all time high of $710,000)

Core Rights Provisions
The following provisions cannot be changed without the
vote of the B-1 and B-2 members:
Number of authorized B-1 and B-2 memberships
Allocation of products among members
Right of B-1 members to trade all new products on CME or CBOT
Right to lower fees than non-members
Membership qualifications and requirements
Commitment to maintain open outcry trading
Ability to engage in dual trading
Agreement to pursue the exercise right litigation
Exercise right guarantee

Core Rights Provisions - continued
No minimum fee preference, but:
Until 2012, CME can’t change fees without CBOT Director-controlled rules committee approval
After 2012, you will still have the same core right you have today - member fees must be lower than non-member fees
More importantly, CME’s pricing strategy has been to reward liquidity providers
Their members get significant fee preferences (4 ½ years after their IPO)
And it’s reflected in the value of their memberships, which are worth over
$700,000 today
Continued CBOT Representation
Until 2012, 10 of 30 directors are CBOT Directors
Also significant CBOT representation on executive committee (3 of 8 directors)
and nominating committee (2 of 6 directors) during transition period

Tender Offer Availability
Reconfirming CME’s Commitment
The CME will make a $3.5 billion cash tender offer at $560 a share shortly following the closing
If the CME stock you receive in the merger is trading below $560 per share, you can sell a portion of it back to the CME for $560 per share
If the tender offer is oversubscribed, stockholders will participate pro rata (for example, if everyone tendered all of their shares (obviously unlikely), CBOT stockholders would be able to tender $1.2 billion in the tender offer (35% of $3.5 billion))
We expect the CME to launch the tender offer shortly after the closing of the merger
If the CME doesn’t launch the tender offer within 30 business days of the closing or complete it within 90 days of the closing, the CBOT directors can cause CME to complete the tender offer
Once the tender offer is launched, it must remain open for at least 20 business days
You can tender at any time while the tender offer is open – so you can wait until the end to see where the CME stock is trading
And you can withdraw previously tendered shares while the tender offer is open if you change your mind

Chicago Board of Trade

cme
Chicago Mercantile Exchange

Chicago Board of Trade

CME/CBOT: A Strategic Fit
Creates world’s largest futures exchange
Clearly aligned with CBOT’s strategic vision
Better positioned to pursue immediate and long term
growth opportunities
Entails low integration and execution risk
Better able to compete and win in changing global
marketplace

CME and CBOT Merger Offers Substantial Advantages to
Stockholders and Members
Immediate Cash Payments; Not Contingent on Stock
Price or cap
Better protection of members’ rights
Exercise right guarantee provides certainty and choice to
holders, and retains ability to participate in any upside
from litigation
Low integration risk
Ability to close deal sooner and focus on strategic growth
initiatives

CME Combination Clearly Aligned with CBOT Strategic Vision
Expands access to global markets
Offers innovative new trading opportunities
Enhances depth and breadth of liquidity that we provide
the market place
Provides long-term value to stockholders and members

Can immediately pursue OTC growth opportunities
Greater diversity of revenues
Complementary products create opportunities for
significant revenue/growth synergies
Financials, equities and agricultural products
Both organizations have proven track record of long-term
growth
Better Positioned for Immediate and Long-Term
Growth Opportunities

Entails Low Integration and Execution Risk
Builds on strong productive relationship between CME
and CBOT over many years
CME and CBOT have proven track record in integration
Successful integration of CCL in 9 months
CME integration of NYMEX in 2 months
Speed to integration
Migration to Globex expected Q1 2008
Trading floor consolidation expected Q2 2008
Bringing together a larger pool of liquidity providers
Leveraging CBOT investments in floor technologies
Have completed more than seven months of detailed
integration planning
Ready to go on Day One

Cost synergies of $150 million already identified
Includes technology, trading floor consolidation and administrative
Expected to be accretive to earnings on a cash basis within 12 months and on GAAP basis within 12-18 months
Share repurchase expected to provide additional earnings accretion
Opportunity for significant revenue synergies anticipated to be $75 million or more
Largest most scalable platforms
Strong product innovation: combining two strong R&D teams
Opportunities for cross-selling in multiple geographies are significant
Broadest global presence
Improved efficiencies for members and member firms
Single electronic platform and trading floor offers greater efficiencies
Substantial Synergy Potential: Realizable & Certain

Opportunities for Significant Revenue Synergies
Cross-Selling
• Product complementarities
significantly increase cross
selling opportunities
Product Innovation
• Yield curve products
• Spread products/functionalities
• Strong entry point for credit,
corporate bond and cash
treasury markets
Large
Scalable Platforms
• Trade matching
• Clearing processing
Broadest Global Presence
• Immediate customer base
growth in 80+ countries
• Immediate product/business
development opportunities
$75
million

Improved Competitiveness in Global Marketplace
Combined organization will be better positioned to
compete globally
Environment is changing rapidly with increased consolidation and this combination allows us to succeed on global basis
Can pursue untapped global growth
Customers in more than 80 countries with seven European/Asian hubs
Well positioned to pursue full scope of OTC growth
opportunities
Largest global-exchange traded derivatives market
Largest global derivatives clearing house
Largest global exchange-traded derivatives customer base

Agreement with CME Allows Us to Successfully Compete Globally
The CME/CBOT merger creates the world’s largest
futures exchange and significant long-term value for
CBOT Holdings’ stockholders, members and customers
A merged CME/CBOT will be better able to compete
globally in a rapidly changing industry
Working together and building on shared history as
member-owned exchanges, we will be uniquely
positioned to grow and succeed in the global marketplace

ICE Proposal Contains Greater Contingencies
Cash Election
Value contingent upon ICE stock price at time of close of merger; CME tender offer provides a fixed price of $560 per share post close
Dividend Payment
Lower dividend payout - dividend payment of $0.29 per share for the third and fourth quarters and first quarter 2008 payment based on earnings; compared to one-time dividend of $9.14 per share with CME agreement
CBOE Exercise Rights
Under ICE proposal exercise rights terminate upon merger
ICE proposal does not allow exercise right holders the option to maximize full-value of exercise rights; CME provides holders valuable choices
And ICE proposal requires approval of CBOE members, court and class plaintiff, making any payment for the exercise rights from ICE/CBOE very uncertain
Members’ Rights
Revised CME merger agreement provides stronger protections for member rights, including member fee preferences - (1) until 2012, fees changes must be approved by a committee composed of a majority of CBOT directors that are existing CBOT directors
(and may all be members, unlike the ICE proposal), and (2) the CME has a strong track record of protecting member rights

Combination with ICE Presents Significant Risks
Risks related to integration and execution and, thus, to the long-term value of combined company
Functionality and scale of ICE’s clearing and electronic platform would need to be significantly increased to support CBOT
customers and trading volume
Migration of electronic trading and clearing to ICE’s platform would take considerable amount of time
Estimated that effort would take 24 months based on high-
level review
Expiration of existing service agreements for clearing and trading platform not aligned with each other or integration timeframe
Extension of service agreements could result in higher costs and diminished customer service
Uncertain whether extensions that would expire at same time
could be obtained

Combination with ICE Presents Significant Risks
Integration would be overseen and managed by a board
comprised of a majority of ICE directors and ICE
management
Product development may be adversely affected during
migration to ICE platform
Loss of critical personnel during migration creates
additional risk for business
Protracted integration process would put CBOT at
competitive disadvantage in a rapidly changing industry
New functionality would be adversely affected as efforts
would be focused on replicating existing functionality on
ICE’s platform

ICE Leverage Comparison
ICE would be more leveraged to fund transaction
Need to service debt could restrict strategic growth
alternatives
Although the CME transaction as proposed initially takes
on more debt, the stronger combined balance sheet and
future cash flows result in a more manageable level of
debt
The ICE/BOT leverage ratio likely would result in a higher
cost of financing

$149
$114
100
120
140
160
180
200
$220
Base case
$554
$632
$436
$496
400
450
500
550
600
650
$700
Base case Base plus case
$169
$204
$133
$160
120
140
160
180
200
220
240
260
280
$300
Base case Base plus case
Current stock price vs intrinsic value
Additional Risk Associated with ICE Currency
06/22/2007 stock price Range of intrinsic value
BOT CME ICE
Source: FactSet and Prospectus Supplement dated June 17, 2007

Chicago Board of Trade

cme

Chicago Mercantile Exchange

Chicago Board of Trade

CME/CBOT: A Strategic Fit
Creates world’s largest futures exchange
Clearly aligned with CBOT’s strategic vision
Better positioned to pursue immediate and long-term
growth opportunities
Entails low integration and execution risk
Better able to compete and win in changing global
marketplace